07069427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _____________

Commission file number 001-16129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fluor Corporation Salaried Employees' Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
6700 Las Colinas Boulevard
Irving, Texas 75039

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedules, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

Audited Financial Statements
and Supplemental Schedules

Fluor Corporation Salaried Employees'
Savings Investment Plan

As of December 31, 2006 and 2005 and for the year ended
December 31, 2006
with Report of Independent Registered Public Accounting Firm

Fluor Corporation Salaried Employees' Savings Investment Plan

Index to Audited Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

The Investment Committee
Fluor Corporation Salaried Employees'
Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Salaried Employees' Savings Investment Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2006 and schedule of assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas
June 21, 2007

Fluor Corporation Salaried Employees' Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2006	**2005**
	(In thousands)	
Assets		
Investments:		
Investments in Master Trust Accounts	**$ 2,044,205**	$ 1,899,926
Mutual funds	**243,537**	194,887
Short-Term Investment Fund	**3,594**	5,652
Loans to participants	**26,982**	26,979
Total investments	**2,318,318**	2,127,444
Receivables:		
Contributions	**12,915**	13,509
Interest and dividends	**163**	123
Total receivables	**13,078**	13,632
Total assets	**2,331,396**	2,141,076
Liabilities	**-**	-
Net assets available for benefits	**$ 2,331,396**	$ 2,141,076

See accompanying notes.

Fluor Corporation Salaried Employees' Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

(In thousands)

Additions (deductions) in net assets:	
Contributions:	
Participants	**$ 73,548**
Company	**43,524**
Rollovers	**4,236**
Total contributions	**121,308**
Net investment income:	
Share in net investment income of Master Trust Accounts	**202,572**
Interest	**1,651**
Other income	**121**
Net appreciation of Mutual funds	**26,531**
Net investment income	**230,875**
Benefits, terminations and withdrawals	**(163,226)**
Administrative expenses	**(1,496)**
Asset transfers from other Fluor plans:	
TRS	**2,353**
Craft	**506**
Increase in net assets available for benefits	**190,320**
Net assets available for benefits:	
Beginning of year	**2,141,076**
End of year	**$ 2,331,396**

See accompanying notes.

1. Description of the Plan

The Fluor Corporation Salaried Employees' Savings Investment Plan (the Plan or Fluor Salaried 401(k)) is a contributory defined contribution plan sponsored by Fluor Corporation (Fluor or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan includes separate Eligibility, Contributions, and Vesting components for the Fluor Salaried 401(k), the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan (AMECO Salaried 401(k)), the Fluor Corporation Employees' Performance Plan (Fluor Salaried Performance), and the AK Steel Project.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is managed by Fluor's Global Benefits, Benefits Administrative, and Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions. The Benefits Administrative Committee interprets the Plan's documents and administers the Plan on behalf of participants. The Investment Committee establishes investment policies and objectives including the investment portfolio diversification and risk concentration guidelines and monitors investment activity and ongoing investment performance. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee) hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees, or their designees.

Eligibility, Contributions, and Vesting - Fluor Salaried 401(k)

Salaried employees of Fluor and certain of its subsidiaries are immediately eligible to participate in the Plan, which consists of two Parts, A and B. The Part A portion of the Plan is the after-tax contributions authorized by the participant. Effective January 1, 1994, no additional contributions are allowed to be made under Part A. The Part B portion of the Plan refers to the pre-tax contribution authorized by the participant.

Part A includes those provisions of the Plan in effect prior to March 1, 1985 and those in effect subsequent to that date allowing eligible participants to contribute to the Plan amounts which are includable in their gross income for federal income tax purposes. Part B incorporates provisions allowing participants to agree that the Company will contribute to the Plan an amount equal to the amount by which the participants have elected to reduce their basic monthly compensation for federal income tax purposes, as defined in the Plan.

1. Description of the Plan (continued)

Eligibility, Contributions, and Vesting - Fluor Salaried 401(k) (continued)

Participants in Part B may elect to contribute an amount ranging from 1 percent of their compensation, as defined, to a maximum percentage determined by the Global Benefits Committee. For the year ended December 31, 2006, the maximum percentage was 20 percent; however, the maximum contribution percentage may be decreased for highly compensated employees.

Participants may change their contribution percentages at their own discretion; such contribution percentage changes shall become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

The Company matches participant contributions at a rate determined annually by the Company. Employees must complete one year of continuous service, as defined, in order to become eligible for the Company match. There is no guaranteed minimum for matching contributions. The Company's matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds. For the year ended December 31, 2006, the Company matched salaried participant contributions up to a maximum of 5 percent of each participant's compensation.

Participants are fully vested at all times in all contributions and earnings thereon.

Eligibility, Contributions, and Vesting - AMECO Salaried 401(k)

For participants whose balances merged into the Plan from the AMECO Salaried 401(k), the Company matches participant contributions at a rate determined annually by American Equipment Company, Inc. and Subsidiaries (AMECO), a wholly-owned subsidiary of the Company. Participants must complete one year of continuous service, as defined, in order to become eligible for the Company match. There is no guaranteed minimum for matching contributions.

For the year ended December 31, 2006, the Company matched 50 percent of participant contributions up to a maximum of 6 percent of each participant's eligible compensation.

Any employee, who first became a participant in the AMECO Salaried 401(k) on or after January 1, 2002, is vested 100 percent in the Company match after three years of vested service. The non-vested portions of terminated participant accounts are available to reduce Company contributions to the Plan. Participants who terminate service by reason of retirement, death, or permanent and total disability become fully vested upon termination of service.

1. Description of the Plan (continued)

**Eligibility, Contributions, and Vesting -
AK Steel Project**

The Company matches participant contributions at a rate determined by the AK Steel Project. Participants must complete one year of continuous service, as defined, in order to become eligible for the Company match. There is no guaranteed minimum for matching contributions. The Company's matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds. For the year ended December 31, 2006, the Company matched salaried participant contributions up to a maximum of 4 percent of each participant's compensation.

Participants are fully vested at all times in all contributions and earnings thereon.

**Eligibility, Contributions, and Vesting -
Fluor Salaried Performance**

The Company may make an annual contribution to an account in each salaried participant's name for participants that meet the one year of service eligibility requirement, excluding participants in the former AMECO Salaried 401(k) and employees of the AK Steel Project. No minimum contribution by the Company to the Plan is required in any Plan year. The Company's contribution is determined at the discretion of the Global Benefits Committee and may not exceed 15 percent of the aggregate eligible compensation of the participants, as defined in the Plan. For the year ended December 31, 2006, Fluor contributed 2 percent of participants' eligible compensation to the Plan.

Participants vest in Company contributions based on length of service, as defined by the various vesting schedules under the Plan.

The non-vested portion of terminated participant accounts is available to reduce Fluor contributions to the Plan. Participants who terminate service by reason of retirement, death, or permanent and total disability become fully vested upon termination of service.

Benefits, Terminations, and Withdrawals

Upon total and permanent disability, death or retirement, participants are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. Distributions are made in lump-sum, and participants in the Fluor Common Stock Fund may request Fluor common shares valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000, and the participant does not request a distribution, the participant's account shall remain in the Plan and may be withdrawn or distributed at the participant's request, or as minimum required distributions beginning when the participant attains age 70½. When a participant dies, the entire amount in the participant's account is allocated to the participant's beneficiary(ies), as described in the Plan document.

1. Description of the Plan (continued)

Benefits, Terminations, and Withdrawals (continued)

Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Participants may also withdraw after-tax contributions attributable to their account at any time during the Plan year. Additionally, participants who have reached age 59 ½ have the option of withdrawing all or part of their vested account balance at any time.

Participant Loans

The Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000 reduced by their highest loan balance in the previous 12 months. Such loans bear interest at the prime rate and are payable through payroll deductions or monthly installments, if the employee is on unpaid leave of absence or terminated from service, for up to a 15-year period for a primary residence loan or a five-year period for all other loans. Participants are only allowed one outstanding loan.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated July 11, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Benefits Administrative Committee has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

Investments

The Plan's investments, except for participant loans, Mutual funds, and the Short-Term Investment Fund, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with the Trustee. The Plan's commingled investments are held by the Trustee in the Master Trust Accounts. See Note 3 for a description of the investments held in the Master Trust Accounts. Investments, which may include cash for pending transactions, are held in trust by the Trustee and consist of the following: Master Trust Accounts, the Mutual funds, and the Trustee's Short-Term Investment Fund, which is a commingled fund composed of high-grade money market instruments with short maturities used as a clearing account for all Plan-related transactions.

1. Description of the Plan (continued)

Participant Accounts

An individual account is maintained for each participant in each designated fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each Fund. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can transfer a portion or all of the balance in their accounts into the Fluor Common Stock Fund and the Non-U.S. Equity Fund only once per calendar month. The annual Fluor Salaried Performance contributions to salaried participants' accounts are designated to participant selected funds. If no funds are selected, then the contributions are designated to the Money Market Fund and may be subsequently allocated to other funds at the discretion of the participant.

Other Provisions

Participants may contribute distributions into the Plan that were received from previous employers' qualified retirement plans (rollover contribution). If a participant transfers to or from another wholly-owned subsidiary of Fluor that does not participate in the Plan, the participant's entire account balance may be transferred to or from any other Fluor-sponsored plan.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value or estimated fair value as follows:

> Investments in marketable securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the Plan year. Securities not traded on the last business day were valued at the last reported bid price. The estimated fair value of the investments in commingled pension investment funds represented the underlying net asset value of the shares of such funds as determined by the issuer. The fair value in Mutual funds represents the net asset value of the shares of such fund as of the close of business at the end of the period. Investments in limited partnerships are valued at estimated fair value as determined and reported by the general partners of the partnerships and represent the Plan's proportionate share of the estimated fair value of the underlying net assets of the limited partnerships. On December 20, 2006, the Plan liquidated its interest in the limited partnerships held by the Master Trust. Investments in certain interest-bearing securities are carried at estimated fair values based on current market interest rates and estimated cash flows. Participant loans are valued at unpaid principal balances. The Short-Term Investment Fund is valued at amortized cost, which approximates fair value, as determined by the Trustee.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Derivative instruments are recorded at their fair values with changes in fair values reported in the Statement of Changes in Net Assets Available for Benefits in the "Share in net investment income of Master Trust Accounts" in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Master Trust may invest in fixed income and cash and cash equivalent futures; fixed income, cash and cash equivalent, and other options; foreign exchange forward contracts; swaps; mortgage derivatives; and structured notes. As of December 31, 2006, the Master Trust had $32,646,000 and $34,492,000 foreign currency exchange contracts receivable and payable, respectively. As of December 31, 2005, the Master Trust had $608,000 and $900,000 foreign currency exchange contracts receivable and payable, respectively. In December 2006, the Investment Committee implemented changes related to the fund managers of the U.S. Equity, Non-U.S. Equity and Small-Cap U.S. Equity funds within the Master Trust. To simulate market performance during the fund manager transition period within these funds, the Master Trust acquired "transition overlay" derivatives having a value of approximately $490,000,000, which were settled before December 31, 2006.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of fair values of the Plan's investment in each Master Trust Account to the total fair value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan's concentrations of credit risk are dictated by the Plan's provisions, as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2006 and 2005.

Estimated fair values of investments in limited partnerships and commingled pension investment funds may differ significantly from what their values would have been had a ready market for such investments existed because of the inherent uncertainty of valuation in the absence of readily ascertainable fair values.

2. Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participants' compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

The annual Fluor Salaried Performance contribution is recorded at the end of the Plan year, and is paid by Fluor in the following year. The contribution may be made in cash or by transfer of certain other assets held by Fluor. Non-vested forfeitures applied to reduce Company contributions were approximately $1,301,000 at December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

3. Master Trust Accounts

Assets

The fair value of the commingled investments of all participating Plans in the Master Trust Accounts at December 31, 2006 and 2005, is summarized as follows:

(In thousands)	**2006**	**2005**
Intermediate-Term Bond Account		
Government securities	**$ 94,353**	$ 233,914
Securities lending arrangements:		
Government securities	**41,959**	33,288
Bonds and notes	**3,257**	16,608
Securities lending collateral - cash	**36,264**	49,327
Securities lending collateral - non-cash	**10,025**	1,810
Bonds	**64,496**	96,275
Commingled pension investment funds	**98,458**	93,157
Commingled short-term investment funds	**36,497**	37,606
Foreign currency and cash	**40,448**	18,275
Corporate equity securities	**-**	1,600
Foreign currency exchange contracts	**16**	26
Investment income receivable, net	**1,727**	2,166
Due from (to) brokers for securities purchased, net	**117,209**	(94,907)
Accrued expenses	**(10)**	-
Obligation to return collateral - cash	**(36,264)**	(49,327)
Obligation to return collateral - non-cash	**(10,025)**	(1,810)
	$ 498,410	$ 438,008
U.S. Equity Account		
Corporate equity securities	**$ 201,300**	$ 282,100
Commingled pension investment funds	**335,555**	342,951
Securities lending arrangements:		
Corporate equity securities	**16,332**	50,975
Securities lending collateral - cash	**16,621**	52,181
Securities lending collateral - non-cash	**183**	198
Commingled short-term investment funds	**133,572**	6,969
Deposits	**5,326**	-
Investment income receivable, net	**3,062**	-
Accrued expenses	**(2)**	-
Due to brokers for securities purchased, net	**(737)**	-
Obligation to return collateral - cash	**(16,621)**	(52,181)
Obligation to return collateral - non-cash	**(183)**	(198)
	$ 694,408	$ 682,995

3. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2006	2005
Short-Term Bond Account		
Government securities	$ 212	$ 28,240
Securities lending arrangements:		
Government securities	-	15,671
Bonds	-	2,585
Securities lending collateral - cash	-	18,666
Bonds	-	75,443
Commingled pension investment funds	-	9,050
Commingled short-term investment funds	126,633	3,711
Foreign currency and cash	(156)	-
Investment income receivable, net	680	795
Obligation to return collateral - cash	-	(18,666)
	$ 127,369	$ 135,495
Alternative Investments Account		
Interests in limited partnerships	$ 18,563	$ 23,524
Commingled short-term investment funds	1,383	1,000
Commingled pension investment funds	-	268
Investment income receivable, net	-	8
	$ 19,946	$ 24,800
Non-U.S. Equity Account		
Corporate equity securities	$ 142,177	$ 97,096
Commingled pension investment funds	46,591	153,094
Securities lending arrangements:		
Corporate equity securities	9,348	17,730
Securities lending collateral - cash	9,755	18,679
Foreign currency and cash	130,900	2,023
Foreign currency exchange contracts	177	(1)
Rights & warrants	871	-
Investment income receivable, net	1,518	-
Accrued expenses	(10)	(184)
Due to brokers for securities purchased, net	(709)	(317)
Obligation to return collateral - cash	(9,755)	(18,679)
	$ 330,863	$ 269,441

3. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2006	2005
Small-Cap U.S. Equity Account		
Corporate equity securities	**$ 71,063**	$ 75,880
Commingled pension investment funds	**21,334**	90,268
Securities lending arrangements:		
Corporate equity securities	**69,368**	40,521
Securities lending collateral - cash	**70,748**	40,990
Securities lending collateral - non-cash	**581**	651
Commingled short-term investment funds	**9,613**	2,364
Foreign currency and cash	**65,617**	-
Investment income receivable, net	**1,052**	-
Due from brokers for securities purchased, net	**58**	-
Accrued expenses	**(3)**	-
Obligation to return collateral - cash	**(70,748)**	(40,990)
Obligation to return collateral - non-cash	**(581)**	(651)
	$ 238,102	$ 209,033
Money Market Account		
Commingled short-term investment funds	**$ 312,448**	$ 292,900
Foreign currency and cash	**1,002**	-
Investment income and interest receivable, net	**1,681**	953
Accrued expenses	**(10)**	-
	$ 315,121	$ 293,853
Lehman Aggregate Index Account		
Commingled pension investment funds	**$ 14,701**	$ -
Bond index funds	**-**	16,503
Investment income receivable, net	**79**	-
Accrued expenses	**(3)**	(3)
	$ 14,777	$ 16,500
S&P 500 Index Account		
Equity index funds	**$ -**	$ 77,058
Commingled pension investment funds	**92,734**	-
Investment income receivable, net	**498**	-
Accrued expenses	**(8)**	(7)
	$ 93,224	$ 77,051
Fluor Common Stock Account		
Corporate equity securities	**$ 170,940**	$ 136,703
Commingled short-term investment funds	**9,031**	6,098
Investment income receivable, net	**965**	-
Accrued expenses	**(7)**	-
Accrued income	**-**	298
	$ 180,929	$ 143,099

3. Master Trust Accounts (continued)

Assets (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro rata basis. No such deficiencies were allocated to the Master Trust during the year ended December 31, 2006. At December 31, 2006 and 2005, the fair value of securities loaned by the Master Trust approximated $140,265,000 and $177,377,000, respectively. The fair value of cash collateral held by the Master Trust approximated $133,389,000 and $179,843,000 and the fair value of non-cash collateral held by the Master Trust approximated $10,789,000 and $2,659,000 at December 31, 2006 and 2005, respectively. Interest income aggregating approximately $539,000 was earned under the lending agreement during the year ended December 31, 2006.

At December 31, 2006 and 2005, the Plan held the following undivided percentage interests in the Master Trust Accounts:

(Dollars in thousands)	2006		2005	
	%	$	%	$
Intermediate-Term Bond Account	**63.93%**	**$ 318,647**	72.48%	$ 317,477
U.S. Equity Account	**80.95**	**562,117**	81.78	558,580
Short-Term Bond Account	**97.55**	**124,245**	95.29	129,115
Alternative Investments Account	**-**	**-**	58.84	14,592
Non-U.S. Equity Account	**77.03**	**254,874**	72.10	194,275
Small-Cap U.S. Equity Account	**81.48**	**194,006**	81.05	169,420
Money Market Account	**97.85**	**308,356**	97.49	286,479
Lehman Aggregate Index Account	**97.82**	**14,456**	97.43	16,075
S&P 500 Index Account	**98.11**	**91,464**	97.94	75,461
Fluor Common Stock Account	**97.30**	**176,040**	96.76	138,452
		$ 2,044,205		$ 1,899,926

3. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the year ended December 31, 2006, is summarized as follows:

(In thousands)	2006
Intermediate-Term Bond Account	
Interest	$ 16,720
Net appreciation including foreign currency translation and transaction gains and losses	5,621
Dividends	294
Other income	1,961
Investment management and administrative expenses	(1,380)
Net investment income	$ 23,216
U.S. Equity Account	
Interest	$ 506
Net appreciation	75,056
Dividends	1,178
Other income	3,285
Investment management and administrative expenses	(3,330)
Net investment income	$ 76,695
Short-Term Bond Account	
Interest	$ 5,695
Net appreciation	371
Other income	781
Investment management and administrative expenses	(250)
Net investment income	$ 6,597
Alternative Investments Account	
Interest	$ 59
Net depreciation	(126)
Dividends	1,868
Investment management and administrative expenses	(54)
Net investment income	$ 1,747
Non-U.S. Equity Account	
Interest	$ 163
Net appreciation including foreign currency translation and transaction gains and losses	64,099
Dividends	2,343
Other income	1,589
Investment management and administrative expenses	(1,800)
Net investment income	$ 66,394

3. Master Trust Accounts (continued)

Income (continued)

(In thousands)	2006
Small-Cap U.S. Equity Account	
Interest	$ 205
Net appreciation	32,162
Dividends	1,171
Other income	1,245
Investment management and administrative expenses	(1,727)
Net investment income	$ 33,056
Money Market Account	
Interest	$ 15,130
Other income	1,681
Investment management and administrative expenses	(650)
Net investment income	$ 16,161
Lehman Aggregate Index Account	
Net appreciation	$ 613
Other income	79
Investment management and administrative expenses	(31)
Net investment income	$ 661
S&P 500 Index Account	
Net appreciation	$ 11,452
Other income	498
Investment management and administrative expenses	(76)
Net investment income	$ 11,874
Fluor Common Stock Account	
Interest	$ 455
Net appreciation	9,174
Dividends	1,636
Other income	966
Investment management and administrative expenses	(21)
Net investment income	$ 12,210

3. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the year ended December 31, 2006, is as follows:

(Dollars in thousands)

	%	$
Intermediate-Term Bond Account	**73.56%**	**$ 17,077**
U.S. Equity Account	**80.62**	**61,833**
Short-Term Bond Account	**95.75**	**6,316**
Alternative Investments Account	**60.28**	**1,053**
Non-U.S. Equity Account	**74.53**	**49,483**
Small-Cap U.S. Equity Account	**81.18**	**26,835**
Money Market Account	**97.76**	**15,800**
Lehman Aggregate Index Account	**97.91**	**648**
S&P 500 Index Account	**97.94**	**11,629**
Fluor Common Stock Account	**97.44**	**11,898**
		$ 202,572

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the year ended December 31, 2006, are as follows (including realized gains and losses on investments that were both bought and sold during the year):

	Intermediate-Term Bond Account	U.S. Equity Account	Short-Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account	Lehman Aggregate Index Account	S&P 500 Index Account	Fluor Common Stock Account
					(In thousands)				
Investments at quoted market prices:									
Government securities	$ 131	$ 388	$ 134	$ 12	$ 386	$ 184	$ -	$ -	$ -
Corporate equity securities	947	7,040	-	-	28,894	19,389	-	-	9,174
Foreign currency forward contracts	(144)	-	(1)	-	(3,285)	-	-	-	-
Futures and options	(718)	1,613	-	-	5,248	(461)	-	-	-
Bonds	1,843	(2)	238	-	30	(24)	-	-	-
Investments at estimated fair value:									
Commingled pension investment funds	3,562	66,017	-	(62)	32,826	13,074	613	11,452	-
Interest in limited partnerships	-	-	-	(76)	-	-	-	-	-
Total	$ 5,621	$ 75,056	$ 371	$ (126)	$ 64,099	$ 32,162	$ 613	$ 11,452	$ 9,174

3. Master Trust Accounts (continued)

Income (continued)

Beginning January 2, 2007, the investment options available in the Plan were broadened to provide participants with a larger number of investment choices in specific asset categories. Both the U.S. Equity Fund and the Small-Cap U.S. Equity Fund were split into growth stock and value stock components. In addition, certain other investment options were replaced by nine LifePath Portfolios managed by Barclays Global Investors. The LifePath Portfolio investment options are target maturity funds designated to provide an appropriate asset allocation over time for investors based on their anticipated year of retirement. Beginning April 1, 2007, these LifePath Portfolios were designated as the default investment fund and may be subsequently allocated to other funds at the discretion of the participant.

4. Related Party Transactions

Certain Plan investments in the Short-Term Investment Fund are managed by The Northern Trust Company. The Northern Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Fluor's common stock. Because Fluor is the Plan sponsor, transactions involving Fluor's common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2006	2005
	(In thousands)	
Net assets available for benefits per the financial statements	**$ 2,331,396**	$ 2,141,076
Less: Benefits payable	**-**	(1,530)
Net assets available for benefits per the Form 5500	**$ 2,331,396**	$ 2,139,546

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits, terminations, and withdrawals per the financial statements to the Form 5500:

	Year Ended December 31, 2006
	(In thousands)
Benefits, terminations, and withdrawals per financial statements	$ 163,226
Add: Benefits payable at end of year	-
Less: Benefits payable at beginning of year	(1,530)
Benefits, terminations, and withdrawals to participants per the Form 5500	$ 161,696

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

Supplemental Schedules

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule H; Line 4a - Schedule of Delinquent Participant Contributions

EIN: 33-0927079
Plan: 002

Year ended December 31, 2006

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$ 757	$ 757

Fluor Corporation Salaried Employees' Savings Investment Plan

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

EIN: 33-0927079
Plan: 002

December 31, 2006

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Commingled fund			
The Northern Trust Company Short-Term Investment Fund *	3,594,085 shares	**	$ 3,594,085
Loans			
Loans to Participants *	Interest rates ranging from 4.00% to 9.50%	–	26,981,992
Mutual funds			
American Investment Co. of America	460,129 shares	**	15,418,925
Europacific Growth Fund	284,966 shares	**	13,268,024
Fidelity Diversified International Fund	237,747 shares	**	8,784,783
Fidelity Diversified Growth Fund	280,343 shares	**	8,881,254
Fidelity Low Priced Stock Fund	462,136 shares	**	20,121,391
Morgan Stanley Fund	357,336 shares	**	4,030,753
Neuberger & Berman Equity Trust	468,388 shares	**	22,356,157
New Perspective Fund	271,387 shares	**	8,613,809
PIMCO FDS PAC Investment Management Services Low Fund	581,934 shares	**	5,551,646
PIMCO FDS PAC Investment Management Services Total Fund	1,061,466 shares	**	11,018,020
PIMCO Long-Term U.S. Government Fund	316,050 shares	**	3,353,289

Fluor Corporation Salaried Employees'
Savings Investment Plan

Schedule H; Line 4i - Schedule of Assets (Held at End of Year) (continued)

EIN: 33-0927079
Plan: 002

December 31, 2006

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Mutual funds (continued)			
T. Rowe Price International FDS Emerging Markets Stock Fund	804,722 shares	**	$ 26,081,036
T. Rowe Price Mid-Cap Growth Fund	132,529 shares	**	7,115,487
T. Rowe Price Mid-Cap Value Fund	690,804 shares	**	17,560,249
T. Rowe Price Small-Cap Fund	145,718 shares	**	4,987,939
T. Rowe Price Blue Chip Growth Fund	97,792 shares	**	3,494,114
Turner Mid-Cap Growth Fund	255,399 shares	**	7,460,192
Vanguard Growth Equity Fund	460,888 shares	**	5,097,418
Vanguard Explorer Fund	107,448 shares	**	8,027,438
Vanguard Windsor II Fund	800,447 shares	**	27,815,538
Hewitt Series Trust Institutional Money Market Fund	14,500,281 shares	**	14,500,281

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Fluor Corporation Salaried Employees' Savings Investment Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2007

Fluor Corporation Salaried Employees' Savings Investment Plan

By: ______________________

Joanna M. Oliva
Member, Investment Committee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-63870 and 333-120372) pertaining to the Fluor Corporation Salaried Employees' Savings Investment Plan of our report dated June 21, 2007, with respect to the financial statements and schedules of the Fluor Corporation Salaried Employees' Savings Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Dallas, Texas
June 21, 2007

END